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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              EDMARK CORPORATION
            --------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                Washington                               91-0858263
----------------------------------------     -----------------------------------
(State of incorporation or organization)      (IRS Employer Identification No.)

             6727 - 185th Avenue NE, Redmond, Washington     98052
    ------------------------------------------------------------------------
      (Address of principal executive offices)             (Zip Code)


If this Form relates to the                  If this Form relates to the
registration of a class of debt              registration of a class of debt
securities and is effective upon             securities and is to become
filing pursuant to General                   effective simultaneously with the
Instruction A(c)(1) please check the         effectiveness of a concurrent
following box. / /                           registration statement under the
                                             Securities Act of 1933 pursuant to
                                             General Instruction A(c)(2) please
                                             check the following box. / /


Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                          Name of each exchange on which
   to be so registered                           each class is to be registered
  ----------------------                        --------------------------------

           None                                               None

       Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock Purchase Rights
                 ----------------------------------------------
                                (Title of Class)
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

On November 29, 1995, the Board of Directors of Edmark Corporation (the "Company") declared a dividend of one Right (the "Rights") for each outstanding share of Common Stock, no par value, of the Company (the "Common Shares"). The Rights will be issued to the holders of record of Common Shares outstanding on December 15, 1995, with respect to Common Shares issued after December 15, 1995, until the earliest of the Distribution Date, the Redemption Date or the Expiration Date (all such terms as defined below) and in certain circumstances with respect to Common Shares issued after the Distribution Date and prior to the earlier of the Redemption Date or the Expiration Date. Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from the Company one Common Share for $100 (the "Purchase Price").
The description and terms of the Rights are set forth in a Rights Agreement dated as of November 29, 1995 (the "Rights Agreement"), between the Company and First Interstate Bank of Washington, NA, as Rights Agent (the "Rights Agent").

Until the earlier to occur of: (i) 10 business days following the date that the Company learns that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Shares and (ii) such date as may be designated by the Company's Board following the commencement of, or announcement of an intention to make, a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Shares (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced, with respect to any of the certificates for Common Shares outstanding as of the record date for such distribution (the "Rights Record Date"), by such Common Shares certificate.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Shares certificates issued after the Rights Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Rights Record Date, even without such notation being attached thereto, would also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone would evidence the Rights.

The Rights will not be exercisable until the Distribution Date. The Rights will expire on November 29, 2005 (the "Expiration Date"), unless the Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

The number of outstanding Rights and the number of shares of Common Shares issuable upon exercise of each Right will be subject to adjustment in the event of a split of the Common Shares

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or a dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of Common Shares.

In the event a Person becomes an Acquiring Person, (except pursuant to a tender or exchange offer (i) for all outstanding Common Shares at a price and on terms that a majority of the Continuing Directors (as defined below) determines to be fair and otherwise in the best interests of the Company and its shareholders, or (ii) resulting in acceptance by shareholders holding, in aggregate, 90% or more of the outstanding Common Shares (other than those held by the Acquiring Person, its affiliates and by officers and directors of the Company)) each holder of a Right (other than those held by an Acquiring Person, or any affiliate or associate of any Acquiring Person) will be entitled to purchase, for the Purchase Price, that number of Common Shares which at the time of the transaction would have a market value of twice the Purchase Price. Any rights that are at any time beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) will be null and void and non-transferrable and any holder of any such right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Right.

The Rights Agreement provides that, at any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Company's Board of Directors will be permitted to exchange the Rights (other than Rights owned by such person or group that have become void), in whole or in part, for a consideration per Right consisting of one-half of the securities that will be issuable at such time upon the exercise of the Right pursuant to the terms of the Rights Agreement, and without payment of the Purchase Price.

With certain exceptions, no adjustment in the Purchase Price would be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Shares would be issued and, in lieu thereof, an adjustment in cash would be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

The Rights Agreement provides that, if the Company were acquired in a merger by, or other business combination with, or 50% or more of its assets or assets representing 50% or more of its earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to, a publicly traded corporation, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, that number of common shares of such corporation that at the time of the transaction would have a market value of two times the Purchase Price. If the Company were acquired in a merger by, or other business combination with, or 50% or more of its assets, or assets representing 50% or more of its earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to, an entity whose common shares are not registered, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, at such holder's option
(i) that number of shares of the surviving corporation (which surviving corporation could be the Company) that at the time of the transaction would have a book value of two times the Purchase Price, (ii) that number of shares of such entity that at the time of the transaction would have a book value of two times the


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Purchase Price, or (iii) if such entity has an affiliate which has registered common shares, that number of common shares of such affiliate that at the time of the transaction would have a market value of two times the Purchase Price.

At any time prior to the earlier of (i) the tenth business day after the date that the Company learns that a person has become an Acquiring Person and (ii) a date designated by the Board of Directors following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer by any person that could render such person a 20% beneficial owner of the Company's Common Shares, the Board of Directors would be permitted to redeem the Rights in whole, but not in part, at a price (in cash or Common Shares or other securities of the Company deemed by the Board of Directors to be at least equivalent in value) of $.001 per Right, subject to adjustment as provided in the Rights Agreement (the "Redemption Price"); provided, however, that for the 120-day period after any date of a change (resulting from a proxy or consent solicitation) in a majority of the Board of Directors in office at the commencement of such solicitation, the Rights may be redeemed only if there are directors then in office who were in office at the commencement of such solicitation ("Continuing Directors") and the Board of Directors, with the concurrence of a majority of such Continuing Directors then in office, determines that such redemption is, in its judgment, in the best interests of the Company and its shareholders. Immediately upon the action of the Board of Directors electing to redeem the Rights, the Company will make an announcement thereof and, upon such election, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

At any time prior to the Distribution Date, the Company may, without the approval of any holder of Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date would occur and the time during which the Rights may be redeemed), except that no supplement or amendment shall be made that would reduce the Redemption Price (other than pursuant to certain adjustments therein), provide for an earlier Expiration Date or make certain changes to the definition of Acquiring Person. However, for the 120-day period after any date of a change (resulting from a proxy solicitation) in a majority of the Board of Directors in office at the commencement of such solicitation, the Rights Agreement may be supplemented or amended only if (i) there are Continuing Directors then in office and (ii) the Board of Directors, with the concurrence of a majority of such Continuing Directors then in office, were to determine that such supplement or amendment is, in its judgment, in the best interests of the Company and its shareholders.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to ten days after the time that a person or group has acquired beneficial ownership of 20% or more of the Common Shares, since until such time the Rights may be redeemed by the Company at $.001 per Right.


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The present distribution of the Rights is not taxable to the Company or its shareholders. The Rights are not dilutive and will not affect reported earnings per share. The Company will receive no proceeds from the issuance of the Rights as a dividend.

The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights is attached hereto as an exhibit and incorporated herein by reference. Exhibit A to the Rights Agreement is a form of the Rights Certificate. The foregoing description of the Rights is qualified by reference to the Rights Agreement attached hereto as an exhibit.

ITEM 2.  EXHIBIT

EXHIBIT NO.   DESCRIPTION
     4        Form of Shareholder Rights Agreement dated as of November 29, 1995 between EDMARK CORPORATION and FIRST INTERSTATE BANK
              OF WASHINGTON, N.A., as Rights Agent, which includes as Exhibit A the form of Right Certificate.


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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

DATED:  December 13, 1995            EDMARK CORPORATION


                                     By /s/ Sally G. Narodick
                                        ----------------------------------------
                                        Sally G. Narodick, Chairman and Chief
                                        Executive Officer


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                                 EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION
     4       Form of Rights Agreement dated as of November 29, 1995 between
             EDMARK CORPORATION and FIRST INTERSTATE BANK OF WASHINGTON, N.A., as Rights Agent, which includes as Exhibit A th form of Right
             Certificate and as Exhibit B a Summary of the Rights Agreement.


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